Nasdaq Regulation



Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

April 22, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on April 17, 2026, The Nasdaq Stock Market (the "Exchange") received from LAKEWOOD-AMEDEX BIOTHERAPEUTICS INC. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:


Common Stock, par value $0.0001 per share


We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,